Drinker Biddle & Reath LLP

191 N. Wacker Drive, Suite 3700

Chicago, IL 60606-1698

www.drinkerbiddle.com

August 31, 2018

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	FS Multi-Alternative Income Fund (Registration Nos. 811-23338, 333-224312); (the “Fund”)

Ladies and Gentlemen:

Filed herewith electronically via EDGAR is an amendment to the registration statement of the Fund on Form N-2 (the “Registration Statement”). The Registration Statement is being filed pursuant to the Investment Company Act of 1940, as amended, and the Securities Act of 1933, as amended, and the applicable rules thereunder. The purpose of this amendment is to respond to the Staff’s comments on the Registration Statement on Form N-2 filed on June 29, 2018, and to make other changes to the Fund’s disclosure.

Questions and comments may be directed to the undersigned at (312) 569-1107 or, in my absence, to Joshua B. Deringer at (215) 988-2959.

Very truly yours,

/s/ David L. Williams
David L. Williams

Cc:	Stephen S. Sypherd
Joshua B. Deringer